Exhibit 99.1
INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS OF ICON ENERGY CORP.

Consolidated Balance Sheets as of September 30, 2025 (unaudited) and December 31, 2024 (audited)	2
Unaudited Interim Consolidated Statements of (Loss)/Income for the nine-month periods ended September 30, 2025 and 2024	3
Unaudited Interim Consolidated Statements of Changes in Shareholders’ Equity for the nine-month periods ended September 30, 2025 and 2024	4
Unaudited Interim Consolidated Statements of Cash Flows for the nine-month periods ended September 30, 2025 and 2024	5
Notes to the Unaudited Interim Condensed Consolidated Financial Statements	6

ICON ENERGY CORP.
CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars except for share data)	Notes	September 30, 2025 (unaudited)	December 31, 2024 (audited)
Assets
Current assets
Cash and cash equivalents		$3,969	$946
Restricted cash	7	200	—
Trade receivables		106	—
Inventories		281	133
Prepayments and advances		377	172
Other current assets		97	39
Total current assets		$5,030	$1,290
Non-current assets
Vessels, net	4	52,143	26,098
Restricted cash	7	500	500
Deferred drydocking costs, net	5	340	731
Deferred issuance costs	8	—	176
Total non-current assets		$52,983	$27,505
Total assets		$58,013	$28,795

Liabilities and shareholders’ equity
Current liabilities
Current portion of long-term debt, net of deferred financing costs	7	1,887	2,213
Due to manager	3	380	173
Accounts payable		853	394
Deferred revenue		152	135
Accrued liabilities		761	416
Total current liabilities		$4,033	$3,331
Non-current liabilities
Non-current portion of long term debt, net of deferred financing costs	7	33,338	13,718
Total non-current liabilities		$33,338	$13,718
Total liabilities		$37,371	$17,049

Commitments and contingencies	6

Shareholders’ equity
Common shares: authorized 750,000,000 shares with a $0.001 par value, 2,230,479 shares issued and outstanding as of September 30, 2025 and 36,250 shares issued and outstanding as of December 31, 2024	8	2	—
Preferred Shares: authorized 250,000,000 shares with a $0.001 par value, 17,249 and 15,000 Series A Preferred Shares issued and outstanding as of September 30, 2025 and December 31, 2024, respectively, 1,500,000 Series B Preferred Shares, and nil Series C Preferred Shares issued and outstanding as of September 30, 2025 and December 31, 2024	8	2	2
Additional paid-in capital	8	24,126	11,616
(Accumulated Deficit)/Retained earnings		(3,488)	128
Total shareholders’ equity		$20,642	$11,746
Total shareholders’ equity and liabilities		$58,013	$28,795

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

ICON ENERGY CORP.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF (LOSS)/INCOME

		Nine-month period ended September 30,
(in thousands of U.S. dollars except for share and per share data)	Notes	2025	2024
Revenue, net	2	$7,722	$3,582
Voyage expenses, net		(420)	(257)
Vessels operating expenses		(3,426)	(1,427)
Management fees	3	(518)	(293)
General and administrative expenses		(840)	(111)
Depreciation expense	4	(2,055)	(547)
Amortization of deferred drydocking costs	5	(391)	(380)
Operating profit		$72	$567

Interest and finance costs	7,8	(3,238)	(61)
Interest income		105	58
Loss on warrants, net	8	(537)	—
Other costs, net		(18)	(2)
Net (loss) / income		$(3,616)	$562

Cumulative dividends on Series A Preferred Shares	8	(2,124)	(526)
Net (loss) / income attributable to common shareholders		$(5,740)	$36

(Loss) / earnings per common share, basic and diluted	9	$(3.33)	$2.59
Weighted average number of shares, basic and diluted	9	1,721,709	13,896

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

ICON ENERGY CORP.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Preferred Shares		Common Shares
(in thousands of U.S. dollars except for share data)	No. of Shares	Par Value	No. of Shares	Par Value	Additional Paid in Capital	Retained Earnings/ (Accumulated Deficit)	Total
Balance January 1, 2024	1,515,000	2	5,000	—	8,590	577	9,169
Issuance of common shares and First Representative’s Warrant, net of deferred issuance costs (Note 8)	—	—	31,250	—	3,026	—	3,026
Dividends on common shares (Note 8)						(116)	(116)
Net income for the period	—	—	—	—	—	562	562
Balance September 30, 2024	1,515,000	2	36,250	—	$11,616	$1,023	$12,641

Balance January 1, 2025	1,515,000	2	36,250	—	$11,616	$128	$11,746
Issuance of common shares and Placement Agent’s Warrant (Note 8)	—	—	2,194,229	2	12,663	—	12,665
Dividends paid in cash and in kind (Note 8)	—	—	—	—	(2,402)	—	(2,402)
Issuance of Series A Preferred Shares (Note 8)	2,249	—	—	—	2,249	—	2,249
Net loss for the period	—	—	—	—	—	(3,616)	(3,616)
Balance September 30, 2025	1,517,249	2	2,230,479	2	$24,126	$(3,488)	$20,642

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

ICON ENERGY CORP.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

		Nine-month period ended September 30,
(in thousands of U.S. dollars—except for share data)	Notes	2025	2024
Cash flows from operating activities
Net (Loss)/Income		$(3,616)	$562
Adjustments to reconcile net (loss)/income to net cash (used in)/ provided by operating activities
Depreciation expense	4	2,055	547
Amortization of finance costs		67	3
Issuance costs and loss on warrants		1,581	—
Amortization of deferred drydocking costs	5	391	380

(Increase)/decrease in:
Trade receivables		(106)	(962)
Due from manager	3	—	207
Inventories		(148)	(88)
Prepayments and advances		(205)	(3)
Other current assets		(58)	(36)
Increase/(decrease) in:
Due to manager	3	(110)	2
Accounts payable		785	202
Deferred revenue		17	(107)
Accrued liabilities		520	161
Payments for drydocking	5	—	(280)
Net cash provided by operating activities		$1,173	$588

Cash flows from investing activities
Vessel acquisition and improvements	4	(5,826)	(18,006)
Net cash used in investing activities		$(5,826)	$(18,006)

Cash flows from financing activities
Proceeds from issuance of common shares	8	11,085	4,565
Return of additional paid-in capital	8	-	(3,000)
Dividends paid	8	(153)	(116)
Proceeds from long term debt	7	-	16,500
Finance and issuance costs paid	7,8	(586)	(1,410)
Repayments of long-term debt	7	(2,470)	—
Net cash provided by financing activities		$7,876	$16,539

Net increase/(decrease) in cash, cash equivalents and restricted cash		$3,223	$(879)
Cash, cash equivalents and restricted cash at the beginning of the period		1,446	2,702
Cash, cash equivalents and restricted cash at the end of the period		$4,669	$1,823

Supplemental cash flow information
Cash paid for interest		$1,505	$46

Non-cash financing activities:
Finance lease liability	7	$21,697	—
Dividend paid in kind on Series A Preferred Shares	8	$2,249	—
Issuance costs paid in kind	8	$100	—
Non-cash investing activities:
Vessel acquisition	4	$21,697	18,028

Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents		$3,969	$1,323
Restricted cash, current		200	—
Restricted cash, non-current		500	500
Total cash, cash equivalents and restricted cash		$4,669	$1,823

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

ICON ENERGY CORP.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars—except for share and per share data)

1.	Basis of Presentation and General Information:

Icon Energy Corp. (“Icon” and together with its subsidiaries, the “Company”) was incorporated on August 30, 2023, under the laws of the Republic of the Marshall Islands and provides worldwide seaborne transportation services for dry bulk cargoes via its fleet of oceangoing vessels. Icon generates revenues by chartering its vessels to regional and international dry bulk operators, commodity traders and end users. As of September 30, 2025, Icon’s fleet comprised of the following dry bulk vessels:

Vessel name	Type	Built	Employment	Earliest charter expiration	Latest charter expiration
Alfa	Panamax	2006	Index-linked time charter	November 2025	February 2026
Bravo	Kamsarmax	2007	Index-linked time charter	March 2026	Evergreen(1)
Charlie	Ultramax	2020	Index-linked time charter	March 2026	June 2026
(1) There is no set maximum period. The charter expires upon 3 months’ notice by either party.

Formation of the Company. On June 11, 2024, Icon acquired all of the outstanding shares of the investment holding company Maui Shipping Co. (“Maui”) in exchange for 15,000 Series A Cumulative Convertible Perpetual Preferred Shares (the “Series A Preferred Shares”), 1,500,000 Series B Perpetual Preferred Shares (the “Series B Preferred Shares”), and 5,000 common shares of Icon. Maui was incorporated on October 27, 2022, under the laws of the Republic of Marshall Islands and, on May 3, 2023, entered into a deed of transfer of shares with the shareholders of the shipowning company Positano Marine Inc. (“Positano”), whereby all outstanding shares of Positano were transferred to Maui. For further information, including a description of the main characteristics of the Series A Preferred Shares and Series B Preferred Shares, please see Note 8 “Capital Structure—Formation of the Company.”

The transactions described above were treated as reorganizations of companies under common control and have been accounted for in a manner similar to the pooling of interests method, as each entity was controlled by the Company’s Chairwoman and Chief Executive Officer. Accordingly, the Company’s unaudited interim condensed consolidated financial statements have been presented by giving retroactive effect to the transactions described above, using historical carrying values of the assets and liabilities of Maui and Positano. The Company’s unaudited interim consolidated statements of (loss)/income present the results of operations for the period in which the transfers occurred as if the transfers of shares and exchange of equity interests had occurred on the date Positano was incorporated and as if Positano and Maui were consolidated subsidiaries of the Company from their date of incorporation. Results of operations and cash flows during the presented periods, comprise those of the previously separate entities consolidated. The equity accounts of the entities are combined and the difference between the consideration paid and the net assets acquired is reflected as an equity transaction and has been given retroactive effect as of the earliest period presented.

Initial public offering. On July 15, 2024, Icon completed the initial public offering of its common shares, which began trading on the Nasdaq Capital Market on July 12, 2024, under the symbol “ICON.” For further information please see Note 8 “Capital Structure—Initial public offering.”

Reverse stock split. All share and per share amount references in these unaudited interim condensed consolidated financial statements give retroactive effect, as of the earliest period presented, to the one-for-forty reverse stock split of the Company’s common shares effected on April 1, 2025 (the “Reverse Stock Split”). For further information please see Note 8 “Capital Structure—Reverse Stock Split.”

Subsidiaries. The accompanying unaudited interim condensed consolidated financial statements include the accounts of Icon and its subsidiaries:

Company	Activity	Incorporation country	Vessel name
Icon Energy Corp.	Parent holding	Marshall Islands	—
Maui Shipping Co.(1)	Intermediate holding	Marshall Islands	—
Positano Marine Inc.(1)	Shipowning	Marshall Islands	M/V Alfa
Reef Shiptrade Ltd.(1)	Shipowning	Marshall Islands	M/V Bravo
Charlie Marine Ltd.(1)	Bareboat charterer	Marshall Islands	M/V Charlie
(1) Wholly owned subsidiaries

2.	Significant Accounting Policies and Recent Accounting Pronouncements:

A discussion of the Company’s significant accounting policies and recent accounting pronouncements can be found in Note 2 “Significant Accounting Policies and Recent Accounting Pronouncements” of the Company’s consolidated financial statements for the year ended December 31, 2024, included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024. There have been no material changes to these policies in the nine-month period ended September 30, 2025, other than updates to reflect the passage of time and align with the financial data as of September 30, 2025, and for the nine-month period then ended, as well as to include accounting policies that became significant to the Company as of September 30, 2025, and during the nine-month period then ended, as follows:

Segmental reporting. The Company transports dry bulk cargoes along global shipping routes through its ownership and operation of dry bulk vessels. The Company has identified its Chairwoman and Chief Executive Officer as the Chief Operations Decision Maker (“CODM”) in accordance with ASC 280 “Segment Reporting.” The CODM manages the business on a consolidated basis and uses the net (loss)/income as reported on the consolidated statement of (loss)/income to allocate resources, make operating decisions and assess performance, without discrete financial information for each charter type, customer, vessel or vessel type. Also, when the Company charters a vessel, the charterer is generally free to trade such vessel worldwide or within broad geographical limits and, therefore, the disclosure of geographical information is impracticable. Additionally, the vessels serve the same type of customers, have similar operations and maintenance requirements, operate in the same regulatory environment, and are subject to similar economic characteristics. As a result, the Company has identified one single reportable segment and the assets of such segment are presented under the caption “Total Assets” in the accompanying consolidated balance sheets. The significant expense category of the Company’s sole reportable segment is vessel operating expenses as reported on the consolidated statements of (loss)/income. The Company, based on the principles of ASC 280 “Segment Reporting,” believes that disaggregating into more than one reportable segment, would not be meaningful or informative.

Revenue, net. For the nine-month periods ended September 30, 2025 and 2024, all of the Company’s revenue derived from lease contracts where the Company is the lessor. During the same periods, the Company’s major charterers that individually accounted for more than 10% of the Company’s revenue, were as follows:

	% of Company’s revenue during the nine-month periods ended
Charterer	September 30, 2025	September 30, 2024
A	79%	100%
B	21%	—

Distinguishing liabilities from equity. The Company follows the provisions of ASC 480 “Distinguishing Liabilities from Equity” to determine the classification of certain freestanding financial instruments as either equity or liability. In its assessment, the Company also identifies any embedded features and examines whether those features, other than those with de minimis value, fall under the definition of a derivative according to the provisions of ASC 815 “Derivatives and Hedging,” or whether those features affect classification or require bifurcation. Financial instruments meeting the classification of liability, are initially recognized at fair value with any excess of such fair value over the proceeds received recognized as a loss in the consolidated statements of (loss)/income. In turn, financial instruments classified as liabilities at fair value are remeasured at each balance sheet date, with any resulting (loss)/gain from changes in such fair value being recorded in the consolidated statements of (loss)/income. Upon settlement, financial instruments classified as liabilities at fair value are marked to their fair value at the settlement date, the liability is settled, and shares issued, if any, are recorded in equity with appropriate allocation between par value and additional paid in capital.

Issuance costs. Issuance costs directly attributable to a proposed or actual offering of securities,  are deferred and charged against the gross proceeds of that offering, to the extent that those instruments are classified as equity. For instruments classified as assets or liabilities, issuance costs are immediately expensed. Deferred issuance costs relating to aborted offerings are also immediately expensed. Issuance costs include underwriting, legal, accounting and advisory fees, printing, marketing and distribution costs, listing fees, transfer agent fees, regulatory compliance costs, insurance, and other incremental costs incurred in connection with a particular offering.

Contracts in the Company’s Own Equity. The Company accounts for freestanding equity-linked instruments that are potentially indexed to, and potentially settled in, its own stock, in accordance with ASC 815-40 “Derivatives and Hedging—Contracts in Entity's Own Equity” regardless of whether the instrument has all the characteristics of a derivative. The Company evaluates all conditions necessary for equity classification pursuant to the guidance in that subsection, including the instrument’s contingent exercise and settlement provisions to determine whether such instrument is indexed to its own stock. Instruments that meet such conditions qualify as equity; otherwise, they are classified as assets or liabilities, in which case they are measured at fair value at each balance sheet date, with any resulting (loss)/gain from changes in such fair value being recorded in the consolidated statements of (loss)/income.

Accounting for down round features. In accordance with ASC 815 “Derivatives and Hedging” the Company defines a down round feature as a feature in a financial instrument that reduces the strike price of an issued financial instrument if the issuer sells shares of its stock for an amount less than the currently stated strike price of the issued financial instrument, or issues an equity-linked financial instrument with a strike price below the currently stated strike price of the issued financial instrument, provided that standard antidilution provisions are not considered down round features. Upon the occurrence of an event that triggers a down round feature, the Company follows the guidance of ASC 260 “Earnings Per Share” to measure the value of the effect of the down round feature. Accordingly, that effect is treated as a dividend and as a reduction of income available to common shareholders in basic earnings per share, and the value of such effect is measured as the difference between (a) the fair value of the financial instrument (without the down round feature) with a strike price corresponding to the currently stated strike price of the issued instrument (that is, before the strike price reduction) and (b) the fair value of the financial instrument (without the down round feature) with a strike price corresponding to the reduced strike price upon the down round feature being triggered.

Right of use assets under finance leases. Vessel leases, where the Company is regarded as the lessee, are classified as either operating leases or finance leases, based on an assessment of the terms of the lease. The determination of whether an arrangement is, or contains, a finance lease is based on the substance of the arrangement at the commencement date and is assessed in accordance with the criteria set in ASC 842 “Leases”. Finance leases are accounted for as acquisitions of the leased assets and the incurrence of an obligation by the lessee. According to the provisions of ASC 842 “Leases”, at the commencement date, the Company measures (a) the lease liability at the present value of the lease payments to be made over the lease term, using the discount rate determined on such date and (b) the right of use asset under finance lease, which consists of the amount of the initial measurement of the lease liability, any lease payments made to the lessor on or before the commencement date, less any lease incentives received, and any initial direct costs incurred by the lessee. The lease liability and right of use asset under finance lease are included in “Long-term debt, net of deferred finance costs” (with appropriate allocation between current and non-current portions) and “Vessels, net,” respectively, in the accompanying consolidated balance sheet.

After commencement of a finance lease, the Company remeasures the lease liability by (a) increasing its carrying amount to reflect the interest implicit to the finance lease and (b) reducing its carrying amount to reflect the lease payments made during the period. The right of use asset under finance lease is amortized from the lease commencement date to the remaining useful life of the underlying asset since the Company has either the obligation or is reasonably certain to exercise its option to purchase such underlying asset. For finance leases, interest expense is determined using the effective interest method and is included in “Interest and finance costs” in the consolidated statements of (loss)/income, whereas amortization of the right of use asset under finance lease is recognized on a straight line basis over the useful life of such underlying asset and is included in “Depreciation expense” in the consolidated statements of (loss)/income. Right of use assets under finance leases are reviewed periodically for potential impairment in line with the Company’s policy for impairment of long-lived assets.

3.	Transactions with Related Parties:

Pavimar Shipping Co. and Pavimar S.A. — Ship management. On November 1, 2023, the Company entered into a management agreement with Pavimar Shipping Co. (“Pavimar”), a ship management company incorporated in the Republic of the Marshall Islands, with a branch office in Greece established under the provisions of Greek Law 27 of 1975. Pavimar is controlled by the Company’s Chairwoman and Chief Executive Officer. The management agreement with Pavimar became effective on January 18, 2024, and under its terms, Pavimar provides the Company with vessel commercial and technical management services including, but not limited to, securing employment, post-fixture support, handling vessel sale and purchases, arranging and supervising crew, repairs and maintenance, insurance, provisions, bunkering, day to day vessel operations, and ancillary services. Prior to January 18, 2024, similar services were provided to the Company by Pavimar S.A., a ship management company incorporated in the Republic of the Marshall Islands, with a branch office in Greece established under the provisions of Law 27 of 1975, also controlled by the Company’s Chairwoman and Chief Executive Officer.

In the event of termination of the management agreement for any reason other than Pavimar’s default, or if a vessel is lost, sold or otherwise disposed of, the management fee payable to Pavimar continues to be payable for a further period of three calendar months as from the termination date or, if greater than three months, for as long as the Company requires the services of Pavimar to finalize all outstanding matters. In addition, in the event of termination of the management agreement due to the Company’s default, change of control, or due to the Company tendering a termination notice for any reason other than Pavimar’s default, a termination fee of $584 per vessel shall become due and payable to Pavimar.

Pavimar shall be under no liability whatsoever to the Company for any loss, damage, delay or expense of whatsoever nature, whether direct or indirect, (including but not limited to loss of profit arising out of or in connection with detention of or delay to the Vessel) and howsoever arising in the course of performance of the management services unless same is proved to have resulted from the gross negligence or willful default of Pavimar, Pavimar’s employees, agents or subcontractors, in which case Pavimar’s liability for each incident or series of incidents giving rise to a claim or claims shall never exceed a total of $1,000 per vessel.

Total charges by Pavimar during the nine-month periods ended September 30, 2025 and 2024, comprise of technical management fees of $518 and $212, respectively, commercial management commissions of $116 and $46, respectively, and sale and purchase commissions of $317 and $nil, respectively. The technical management fees and the commercial management commissions are included in “management fees,” and “voyage expenses,” respectively, in the accompanying unaudited interim consolidated statements of (loss)/income. The vessel sale and purchase commissions are included in “vessels, net,” in the accompanying consolidated balance sheet as of September 30, 2025. Further, to enable Pavimar to make payments relating to vessel operating expenses on behalf of the Company, the Company makes monthly working capital advances to Pavimar. Occasional and extraordinary funding needs, including those in relation to drydockings, are covered upon request or reimbursed at cost. Under that management agreement, the outstanding balances with Pavimar as of September 30, 2025 and December 31, 2024, were $380 and $173, respectively. These amounts are reflected in “Due to manager” in the accompanying consolidated balance sheets.

Total charges by Pavimar S.A. during the nine-month period ended September 30, 2024, comprise of technical management fees of $81 which includes the fees payable to Pavimar S.A. for its services up to January 18, 2024, plus the fees payable for a further period of three calendar months thereafter, in accordance with the respective management agreement, to enable Pavimar S.A. to finalize all outstanding matters. These amounts are included in “management fees” in the accompanying unaudited interim consolidated statement of income for the nine-month period ended September 30, 2024. No services were provided by Pavimar S.A. to the Company during the nine-month period ended September 30, 2025. There were no outstanding balances under that management agreement with Pavimar S.A. as of September 30, 2025, or December 31, 2024.

Pavimar Shipping Co. and Pavimar S.A. — Services agreement. Pursuant to the services agreement dated October 1, 2023, as novated from Pavimar S.A. to Pavimar on January 18, 2024, on the same terms, Pavimar provides the Company with the services of its Chief Executive Officer and Chief Financial Officer, for a fee of $12 per annum. The services agreement was amended and restated on April 1, 2024, to include the provision of the services of the Company’s corporate secretary, for an additional fee of $2 per annum, commencing on July 11, 2024. The related fees for the nine-month periods ended September 30, 2025 and 2024, amounted to $11 and $9, respectively, and are included in “General and administrative expenses” in the accompanying unaudited interim consolidated statements of (loss)/income. Under that services agreement, the outstanding balances due to Pavimar as of September 30, 2025 and December 31, 2024 were $4 and $nil, respectively. This amount is reflected in “Due to manager” in the accompanying unaudited consolidated balance sheet of September 30, 2025.

Prior to the novation to Pavimar, these services were provided by Pavimar S.A. The related fees for the nine-month periods ended September 30, 2025 and 2024, amounted to $nil and $1 respectively, and are included in “General and administrative expenses” in the accompanying unaudited interim consolidated statements of (loss)/income. There were no outstanding balances under that services agreement with Pavimar S.A. as of September 30, 2025, or December 31, 2024.

Atlantis Holding Corp. The sole holder of the Series A Preferred Shares and Series B Preferred Shares is Atlantis Holding Corp., an entity incorporated in the Republic of the Marshall Islands, controlled by the Company’s Chairwoman and Chief Executive Officer.

Dividends paid on Series A Preferred Shares during the nine-month periods ended September 30, 2025 and from their initial issuance on June 11, 2024 through September 30, 2024, amounted to $2,249 (which were paid in kind by issuing 2,249 Series A Preferred Shares on June 30, 2025) and $nil, respectively. Dividends accrued on Series A Preferred Shares for the nine-month period ended September 30, 2025 and from their initial issuance on June 11, 2024 through September 30, 2024, amounted to $2,124 and $526, respectively, and are presented in the accompanying unaudited interim consolidated statements of (loss)/income as a deduction from the net (loss)/income of the relevant periods to derive the net (loss)/income attributable to common shareholders. The accumulated dividends on Series A Preferred Shares as of September 30, 2025 and December 31, 2024, amounted to $853 and $977, respectively. These amounts are not reflected in the accompanying consolidated balance sheets as they had not been declared at the respective times.

For further information, including a description of the main characteristics of the Series A Preferred Shares and Series B Preferred Shares, please see Note 8 “Capital Structure—Formation of the Company.”

4.	Vessels, net:

The movement in “Vessels, net,” between the periods presented in the accompanying consolidated balance sheets is analyzed as follows:

	Vessels cost	Accumulated depreciation	Vessels, net
Balance, January 1, 2025	$29,113	$(3,015)	$26,098
Recognition of right of use asset under finance lease	28,100	—	28,100
Depreciation	—	(2,055)	(2,055)
Balance, September 30, 2025	$57,213	$(5,070)	$52,143

Right of use assets under finance leases. On March 21, 2025, the Company entered into a bareboat agreement with an unaffiliated third party to charter-in, with the option to eventually purchase, a 2020-built, scrubber-fitted, Eco, Ultramax, dry bulk carrier with a carrying capacity of 63,668 dwt. On June 21, 2025, the Company took delivery of the vessel and renamed it M/V Charlie. Pursuant to that agreement, Icon made two advance payments of $2,750 each, the first upon signing, and the second upon delivery. The Company is committed to pay a hire rate of $7.50 per day over the three-year bareboat charter period, and $18,000 at the end of that period, if the Company exercises its option to purchase the vessel. The Company has declared its intention to exercise such purchase option, subject to certain conditions. The Company assessed the terms of the aforementioned bareboat agreement considering the lease classification criteria under ASC 842 “Leases” and concluded that the agreement is a finance lease. Consequently, the Company has recognized a finance lease liability (please see Note 7 “Long-Term Debt”) and recorded a right of use asset under finance lease in an amount of $28,100, representing the finance lease liability, increased by the advance payments of $5,500 made to the lessor on and before the commencement date of the lease and initial direct costs of $903.

5.	Deferred Drydocking Costs, net:

The movement in “Deferred drydocking costs, net,” between the periods presented in the accompanying consolidated balance sheets is analyzed as follows:

Deferred drydocking costs, net
Balance, January 1, 2025	$731
Amortization	(391)
Balance, September 30, 2025	$340

6.	Commitments and Contingencies:

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited interim condensed consolidated financial statements. The Company is member of a protection and indemnity association (“P&I Club”) that is a member of the International Group of P&I Clubs, which covers its third-party liabilities in connection with its shipping activities. Members of P&I Clubs are typically subject to possible supplemental amounts or calls, payable to the P&I Club based on its claim records as well as the claim records of all other members of the individual associations, and members of the International Group of P&I Clubs.

The Company also accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited interim condensed consolidated financial statements. The Company’s protection and indemnity insurance coverage for pollution is $1,000,000 per vessel per incident.

Commitments under long-term lease contracts. The minimum contracted revenue expected to be recognized on the non-cancellable time charters of the vessels as of September 30, 2025, is estimated as follows:

Year	Amount
2025	$3,411
2026	2,689
Total	$6,100

The amount of minimum contracted revenue is estimated by reference to the contracted period and hire rate, net of charterers’ commissions but before brokerage and commercial management commissions, and assuming no unforeseen off-hire days. For index-linked contracts, minimum contracted revenue is estimated by reference to the average of the relevant index during the 15 days preceding the calculation date.

7.	Long-Term Debt:

The amounts of long-term debt shown in the accompanying consolidated balance sheets are analyzed as follows:

	September 30, 2025	December 31, 2024
Total long-term debt
Loan agreement	$14,100	$16,200
Finance lease liability	21,327	—
Less: Deferred financing costs	(202)	(269)
Total long-term debt, net of deferred financing costs	$35,225	$15,931

Current portion of long-term debt
Loan agreement	$800	$2,300
Finance lease liability	1,164	—
Less: Current portion of deferred financing costs	(77)	(87)
Current portion of long-term debt, net of deferred financing costs	$1,887	$2,213

Non-current portion of long-term debt
Loan agreement	$13,300	$13,900
Finance lease liability	20,163	—
Less: Non-current portion of deferred financing costs	(125)	(182)
Non-current portion of long-term debt, net of deferred financing costs	$33,338	$13,718

Loan agreement. On September 16, 2024, Positano and Reef Shiptrade Ltd. (“Reef”), as joint and several borrowers, together with Maui, as guarantor, entered into a new term loan facility with a leading international financial institution for up to $91,500, consisting of a committed portion of up to $16,500 and an uncommitted upsize option of up to another $75,000. On September 19, 2024, the entities borrowed the $16,500 committed portion in full, to finance part of the purchase price of the M/V Bravo and to leverage the M/V Alfa. The borrowed portion of the term loan facility is secured by, among other things, (i) a first priority mortgage on the M/V Alpha and the M/V Bravo, (ii) an assignment of their earnings and insurances, (iii) a pledge of their earnings accounts, and (iv) a pledge of the equity interests of each of the subsidiaries owning the mortgaged vessels. The term loan facility contains certain undertakings that may limit or restrict the borrower’s and the guarantor’s ability to (i) incur additional indebtedness, (ii) make any substantial change to the nature of their business, (iii) pay dividends, (iv) sell the mortgaged vessels or change their management, and (v) effect a change of control, enter into any amalgamation, demerger, merger, consolidation or corporate reconstruction or joint venture arrangement. It also contains certain financial covenants, requiring the borrowers to maintain (i) minimum restricted cash deposits of $250 per mortgaged vessel, (ii) reserves for upcoming vessel drydocking costs and (iii) a maximum ‘loan to mortgaged vessels value’ ratio of 65%. As of September 30, 2025, the Company was in compliance with all applicable financial covenants.

The uncommitted upsize option of up to another $75,000 under the same term loan facility may be made available to the Company, in whole or in parts, to finance future vessel acquisitions. This portion of the term loan facility remains free of interest or other fees, and the Company is not obliged to borrow it, or any part thereof. The terms of borrowing this portion, or any part thereof, will be determined at the time it is requested.

During the nine-month period ended September 30, 2025, the weighted average interest rate on the borrowed portion of the term loan facility was 8.3%. The amount outstanding as of September 30, 2025, is repayable in quarterly installments, with a balloon payment due at maturity in December 2028:

Year	Amount
2025	$200
2026	1,170
2027	2,280
2028	10,450
Total	$14,100

Finance lease liability. The Company, after assessing the terms of the bareboat agreement for M/V Charlie (please see note 4 “Vessels, net”) considering the lease classification criteria under ASC 842 “Leases,” concluded that the agreement is a finance lease. Consequently, the Company has recognized a finance lease liability, which was initially measured at $21,697, being the net present value of the lease payments to be made over the lease term, including the purchase option to acquire the vessel at the end of the lease period, discounted by the Company’s incremental borrowing rate of approximately 7.6%.

As of September 30, 2025, the outstanding balance was $21,327, repayable in 33 consecutive monthly installments, including the purchase option at the end of the lease term in June 2028. The following table presents such lease payments, including the purchase option, on an undiscounted basis:

Year	Amount
2025	$690
2026	2,737
2027	2,738
2028	19,140
Total lease payments (undiscounted)	$25,305
Less: Discount based on incremental borrowing rate	(3,978)
Total finance lease liability	$21,327

The revenue generated from the right of use asset under finance lease during the nine-month period ended September 30, 2025, was $1,692 and is included in “Revenue, net” in the accompanying unaudited interim consolidated statement of loss during the nine-month period ended September 30, 2025.

8.	Capital Structure:

Formation of the Company. On June 11, 2024, Icon acquired all of the outstanding shares of Maui in exchange for 15,000 Series A Preferred Shares, 1,500,000 Series B Preferred Shares, and 5,000 common shares of Icon. Maui was incorporated on October 27, 2022, under the laws of the Republic of Marshall Islands and, on May 3, 2023, entered into a deed of transfer of shares with the shareholders of Positano, whereby all outstanding shares of Positano were transferred to Maui. The transaction was accounted for as described in Note 1 “Basis of Presentation and General Information” herein. The main characteristics of the Series A Preferred Shares and the Series B Preferred Shares are as follows:

●
Series A Preferred Shares have a stated amount of $1,000 each, are perpetual, non-redeemable, have no maturity date and rank senior to the Company’s common shares and Series B Preferred Shares, with respect to dividend distributions and distributions upon liquidation, dissolution or winding up of the affairs of the Company, or upon sale of all or substantially all of the assets, property or business of the Company, or upon a change of control of the Company.
Each holder of Series A Preferred Shares has the right, subject to certain conditions, at any time commencing on July 16, 2025 and until July 15, 2032, to convert all (but not a portion), of the Series A Preferred Shares beneficially held by such holder into a number of common shares equal to the quotient of the aggregate stated amount of the Series A Preferred Shares converted plus any accrued and unpaid dividends divided by the conversion rate then in effect. The conversion rate is equal to the lower of (i) $240.00 per common share, subject to certain anti-dilution adjustments (i.e. in the event of capital reorganization, merger, stock dividend or other distribution of the Company’s assets, stock split or combination) (the “Pre-Determined Price”) and (ii) the volume weighted average price (“VWAP”) of the Company’s common shares over the five consecutive trading day period expiring on the trading day immediately prior to the date of delivery of written notice of the conversion. The Pre-Determined Price is also subject to adjustments, when the Company issues equity securities at prices below the Pre-Determined Price then in effect. In that event, the Pre-Determined Price shall be reduced to an amount equal to the effective price of such issuance of equity securities. Such adjustment, may have an effect incremental to maintaining the value of the conversion privilege and, therefore, constitutes a down round feature. The Company’s January 2025 offering (as discussed below) and the issuance of common shares pursuant to the Company’s Standby Equity Purchase Agreement (also discussed below), would have triggered such feature, however, in line with the terms outlined in the designation statement for the Series A Preferred Shares, the Company entered into waiver agreements with the sole holder of the Series A Preferred Shares, pursuant to which all potential adjustments to the Pre-Determined Price as a result of the January 2025 offering and the issuance of common shares pursuant to the Company’s Standby Equity Purchase Agreement have been waived.
The holders of Series A Preferred Shares have no voting rights, subject to limited exceptions, and are entitled to receive biannual dividends, on each June 30 and December 31, payable in cash or in kind (in the form of additional Series A Preferred Shares) or in a combination thereof, in the Company’s option, accruing at the applicable dividend rate per annum on the stated amount per Series A Preferred Share and on any unpaid accrued dividends. Dividends on Series A Preferred Shares are cumulative and accrue, whether or not declared by the Company’s Board of Directors, however, such dividends are payable only when, as, and if declared by the Company’s Board of Directors. In each event of non-payment or payment in kind, the dividend rate then in effect shall increase by a factor of 1.33 (“Non-payment Rate Adjustment”) or 1.30 (“PIK Rate Adjustment”), respectively, from the day of such event onwards. On the day a previous non-payment is rectified by payment in cash, the relevant Non-payment Rate Adjustment will cease to apply. If the previous non-payment is rectified by payment in kind, the relevant Non-payment Rate Adjustment will cease to apply and the PIK Rate Adjustment will be permanently applied instead. Partial non-payments, payments in kind or rectifications of previous non-payments, will be treated proportionally.
Dividends accrued on Series A Preferred Shares from their initial issuance through September 30, 2024, amounted to $526 at an average applicable dividend rate of 11.43%. This amount is presented in the accompanying unaudited interim consolidated statements of income for the nine-month period ended September 30, 2024 as a deduction from the net income of the relevant period to derive the net income attributable to common shareholders. The Company did not pay any dividends on its Series A Preferred Shares during that period, nor during the remaining part of 2024. As a result, the foregoing dividend rate includes the applicable Non-payment Rate Adjustments, and accumulated dividends on the Series A Preferred Shares as of December 31, 2024 amounted to $977. This amount is not reflected in the accompanying December 31, 2024 consolidated balance sheet as it had not been declared at that time. Dividends accrued on Series A Preferred Shares for the nine-month period ended September 30, 2025, amounted to $2,124 at an average applicable dividend rate of 17.27%. This amount is presented in the accompanying unaudited interim consolidated statements of loss for the nine-month period ended September 30, 2025 as a deduction from the net loss of the relevant period to derive the net loss attributable to common shareholders. On June 30, 2025, the Company issued 2,249 Series A Preferred Shares as payment-in-kind for dividends accrued on Series A Preferred Shares from their initial issuance through June 30, 2025, totaling $2,249. As a result, the previous Non-payment Rate Adjustments were replaced by PIK Rate Adjustments, and the accumulated dividends on Series A Preferred Shares as of September 30, 2025 amounted to $853, being the dividends accrued from July 1, 2025, through September 30, 2025. This amount is not reflected in the accompanying September 30, 2025 consolidated balance sheet as it had not been declared at that time. Following the payment in kind on June 30, 2025, the applicable dividend rate was increased to 19.77%.
Lastly, the holders of Series A Preferred Shares also have the right to participate, on an as-converted basis, in certain non-recurring dividends and distributions declared or made on common shares. Accordingly, the holders of Series A Preferred Shares did not participate on an as-converted basis or otherwise, in any of the dividends the Company has declared and paid to common shareholders.

●
Series B Preferred Shares are perpetual, non-redeemable, not convertible into common shares, have no maturity date and rank pari-passu with the Company’s common shares. Each Series B Preferred Share has the voting power of 1,000 common shares and counts for 1,000 votes for purposes of determining quorum at a meeting of shareholders, subject to adjustments to maintain a substantially identical voting interest in the Company following certain events. The holders of Series B Preferred Shares have no dividend or distribution rights, other than upon the Company’s liquidation, dissolution or winding up, in which event the holders of Series B Preferred Shares shall be entitled to receive a payment up to an amount equal to the par value per Series B Preferred Share. Also, if the Company declares or makes any dividend or other distribution of voting securities of a subsidiary to the holders of the Company’s common shares by way of a spin off or other similar transaction, then, in each such case, each holder of Series B Preferred Shares shall be entitled to receive preferred shares of the subsidiary whose voting securities are so distributed with at least substantially similar rights, preferences, privileges and voting powers, and limitations and restrictions as those of the Series B Preferred Shares.

Shareholders’ rights agreement.  On July 11, 2024, the Company entered into a shareholders’ rights agreement (the “Rights Agreement”) with Computershare Trust Company, N.A., as rights agent. Pursuant to the Rights Agreement, each of the Company’s common shares includes one right (“Right”) that entitles the holder to purchase from the Company one one-thousandth of a share of Series C Participating Preferred Share (the “Series C Preferred Share”) for $1,000 (the “Series C Exercise Price”), once the Rights become exercisable, subject to specified adjustments. The Rights will separate from the common shares and become exercisable only if a person or group acquires beneficial ownership of 10% (15% in the case of a passive institutional investor) or more of the Company’s outstanding common shares, in a transaction not approved by the Company’s Board of Directors, provided that none of the Company’s Chairwoman and Chief Executive Officer or her controlled affiliates will be considered an “acquiring person.” In that situation, each holder of a Right (other than the acquiring person, whose Rights will become void and will not be exercisable) will have the right to purchase, in lieu of one one-thousandth of a Series C Preferred Share, upon payment of the Series C Exercise Price, a number of the Company’s common shares having a then-current market value (as defined in the Rights Agreement) equal to twice the Series C Exercise Price. In addition, if the Company is acquired in a merger or other business combination after an acquiring person acquires 10% (15% in the case of a passive institutional investor) or more of the Company’s common shares, each holder of a Right will thereafter have the right to purchase, in lieu of one one-thousandth of a Series C Preferred Share, upon payment of the Series C Exercise Price, a number of common shares of the acquiring person having a then-current market value equal to twice the Series C Exercise Price. The acquiring person will not be entitled to exercise these Rights. Furthermore, the Company’s Board of Directors may redeem the Rights for $0.001 per Right under certain circumstances. If the Board of Directors redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of the Rights will be to receive the redemption price of $0.001 per Right. In addition, after a person or group becomes an acquiring person, but before an acquiring person owns 50% or more of the Company’s outstanding common shares, the Board of Directors may extinguish the Rights by exchanging one common share or an equivalent security for each Right, other than Rights held by the acquiring person. In certain circumstances, the Company may elect to exchange the Rights for cash or other of the Company’s securities having a value approximately equal to one common share. Under the Rights Agreement’s terms, it will expire on July 11, 2034.

Initial public offering. On July 15, 2024, the Company completed the initial public offering of 31,250 of its common shares, at an offering price of $160.00 per share, for gross proceeds of approximately $5,000, before deducting underwriting discounts and offering expenses. Icon’s common shares began trading on the Nasdaq Capital Market on July 12, 2024, under the symbol “ICON.” Issuance costs directly attributable to the Company’s initial public offering were initially deferred and, in turn, charged against the gross proceeds of that offering.

First Representative’s Warrant. On July 15, 2024, in connection to the Company’s initial public offering, the Company issued to Maxim Group LLC, for acting as sole book-running manager, a warrant to purchase up to 2,000 common shares, in whole or in parts, at an exercise price of $176.00 per common share, subject to certain anti-dilution adjustments (i.e. in the event of capital reorganization, merger, stock dividend or other distribution of the Company’s assets, stock split or combination)  (the “First Representative’s Warrant”). If at the time of exercise of the First Representative’s Warrant there is no effective registration statement registering, or the prospectus contained therein is not available for the issuance of, the common shares issuable upon such exercise, then the First Representative’s Warrant may only be exercised, in whole or in part, by means of a cashless exercise in which case, the holder shall be entitled to receive a number of common shares equal to the difference between the applicable spot price per common share of the Company (as determined in the First Representative’s Warrant) and the exercise price then in effect, multiplied by the number of common shares that would be issuable upon a cash exercise, divided by the applicable spot price per common share of the Company (as determined in the First Representative’s Warrant). The First Representative’s Warrant is exercisable on or after January 11, 2025, expires on July 11, 2027, and does not entitle its holder to any voting rights, dividends or other rights as a shareholder of the Company prior to its exercise. As of September 30, 2025, no First Representative’s Warrants had been exercised.
The accounting of the First Representative’s Warrant was assessed in accordance with the Company’s policy for distinguishing liabilities from equity (see Note 2 “Significant Accounting Policies and Recent Accounting Pronouncements” herein) and it was determined that classification as equity is appropriate and that no features required bifurcation. In addition, since the First Representative’s Warrant was issued to Maxim Group LLC for its services in connection with the Company’s initial public offering, the Company considered the provisions of ASC 718 “Compensation-Stock Compensation” and the cost of the First Representative’s Warrant was classified within shareholders’ equity, against the respective offering proceeds.

January 2025 offering. On January 24, 2025, the Company completed a public offering of 229,007 units, each unit consisting of one common share and one warrant (the “Class A Warrants”) to purchase common shares, at an offering price of $52.4 per unit (such numbers retroactively adjusted for the Reverse Stock Split), for gross proceeds of approximately $12,000, before deducting underwriting discounts and offering expenses. Issuance costs directly attributable to the Company’s January 2025 offering were immediately expensed, since the Class A Warrants were classified as a liability (see section “Class A Warrants” below) at an initially estimated fair value that exceeded the proceeds received. Such issuance costs, amounting to $1,293, are included in “interest and finance costs” in the accompanying unaudited interim consolidated statement of loss. The Company’s principal purpose for the offering was to obtain additional capital to fund its operations and growth, including, among other things, funding for working capital needs, debt repayments and fleet expansion.

Placement Agent’s Warrant. On January 24, 2025, in connection to the Company’s January 2025 offering, the Company issued to Maxim Group LLC, for acting as placement agent, a warrant to purchase up to 11,450 common shares, in whole or in parts, at an exercise price of $57.64 per common share, subject to certain anti-dilution adjustments (i.e. in the event of capital reorganization, merger, stock dividend or other distribution of the Company’s assets, stock split or combination)  (the “Placement Agent’s Warrant”). If at the time of exercise of the Placement Agent’s Warrant there is no effective registration statement registering, or the prospectus contained therein is not available for the issuance of, the common shares issuable upon such exercise, then the Placement Agent’s Warrant may only be exercised, in whole or in part, by means of a cashless exercise in which case, the holder shall be entitled to receive a number of common shares equal to the difference between the applicable spot price per common share of the Company (as determined in the Placement Agent’s Warrant) and the exercise price then in effect, multiplied by the number of common shares that would be issuable upon a cash exercise, divided by the applicable spot price per common share of the Company (as determined in the Placement Agent’s Warrant). The Placement Agent’s Warrant is exercisable on or after July 24, 2025, expires on July 24, 2028, and does not entitle its holder to any voting rights, dividends or other rights as a shareholder of the Company prior to its exercise. As of September 30, 2025, no Placement Agent’s Warrants had been exercised.
The accounting of the Placement Agent’s Warrant was assessed in accordance with the Company’s policy for distinguishing liabilities from equity (see Note 2 “Significant Accounting Policies and Recent Accounting Pronouncements” herein) and it was determined that classification as equity is appropriate and that no features required bifurcation. In addition, since the Placement Agent’s Warrant was issued to Maxim Group LLC for its services in connection with the Company’s January 2025 offering, the Company considered the provisions of ASC 718 “Compensation-Stock Compensation” and the cost of the Placement Agent’s Warrant was immediately expensed similarly to the issuance costs related to the January 2025 offering, discussed above.

Class A Warrants. The Class A Warrants included in the units sold by the Company in its January 2025 offering were immediately exercisable upon issuance, subject to certain beneficial ownership limitations, and expire on January 24, 2028. The Class A Warrants also contain certain (i) provisions adjusting the exercise price and number of underlying common shares and (ii) mechanisms pursuant to which the holders can exercise each Class A Warrant for no additional cash consideration. Based on the combination of these features, the maximum number of underlying common shares ranged between 229,007 and 2,290,076. Accordingly, up to September 30, 2025, substantially all of the Class A Warrants had been exercised via such cashless mechanism and the Company issued 1,920,000 common shares. The remaining Class A Warrants can be exercised for up to 49 common shares.
The accounting of the Class A Warrants was assessed in accordance with the Company’s policy for distinguishing liabilities from equity (see Note 2 “Significant Accounting Policies and Recent Accounting Pronouncements” herein) and it was determined that the Class A Warrants cannot be considered indexed to the Company’s stock due to alternative settlement method and, therefore, they were recorded as liabilities at fair value. The excess of such fair value over the proceeds received was recognized as a loss in the unaudited interim consolidated statement of loss. Upon each settlement and reporting period end date, the Class A Warrants were remeasured to their fair value with the resulting (loss)/gain from changes in fair value being recorded in the unaudited interim consolidated statement of loss, the respective liability settled, and shares issued recorded in equity with appropriate allocation between par value and additional paid in capital. Up to September 30, 2025, substantially all of the Class A Warrants had been exercised and the Company recorded a net loss of $537, which is included in “loss on warrants, net” in the accompanying unaudited interim consolidated statement of loss. For further details about these fair value measurements please refer to Note 10 “Financial Instruments and Fair Value Disclosures.”

NASDAQ Minimum Bid Price. On March 7, 2025, the Company received a written notification from The Nasdaq Stock Market (“Nasdaq”), indicating that because the closing bid price of its common shares for 30 consecutive trading days, from January 23, 2025, to March 6, 2025, was below $1.00 per share, the Company was no longer in compliance with Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”). On April 1, 2025, the Company effected the Reverse Stock Split and on April 15, 2025, it received a letter from Nasdaq confirming that the Company had regained compliance with the Minimum Bid Price Requirement.

Reverse stock split. On April 1, 2025, Icon effected the Reverse Stock Split, whereby every forty of its issued and outstanding common shares were automatically converted into one, without any change in the par value per share or the total number of common shares Icon is authorized to issue. No fractional shares were issued in connection with the Reverse Stock Split. The Reverse Stock Split did not (i) affect any common shareholder’s ownership percentage (except as a result of the cancellation of fractional shares), (ii) have any direct impact on the market capitalization of the Company, or (iii) modify any voting rights or other terms of the common shares. Immediately before the Reverse Stock Split, Icon had 87,410,311 outstanding common shares, which were reduced to 2,185,230. The Company’s shareholders approved and granted the Board the authority to implement one or more reverse stock splits within a range of split ratios, at the Company’s annual meeting of shareholders held on March 17, 2025.

Dividends paid in cash to Common Shareholders. On May 30, 2025, the Company paid a cash dividend of $0.07 per common share, or $153 in aggregate, to all common shareholders of record as of May 16, 2025, and is presented as reduction to additional paid in capital. On April 1, 2024, the Company approved the return of an amount of $3,000 of additional paid-in capital, which was paid on May 13, 2024. As this return of additional paid-in capital was made after December 31, 2023, but prior to the Company’s initial public offering, it has been given retroactive effect in the consolidated balance sheet as of December 31, 2023. On September 30, 2024, the Company paid a cash dividend of $3.20 per common share, or $116 in aggregate, to all common shareholders of record as of September 15, 2024.

Dividend paid in kind to holders of Series A Preferred Shares. On June 26, 2025, the Company’s Board of Directors declared a dividend on Series A Preferred Shares in the amount of $2,249, which was paid in kind, by issuing 2,249 Series A Preferred Shares on June 30, 2025, and is presented as reduction to additional paid in capital. No cash dividends were paid to the holders of the Company’s Series A Preferred Shares during the nine-month periods ended September 30, 2025, and 2024.

August 2025 Standby Equity Purchase Agreement. On August 27, 2025, the Company entered into a Standby Equity Purchase Agreement (“SEPA”) with YA II PN, Ltd., a Cayman Islands exempt limited company (“Yorkville”), pursuant to which the Company has the right, but not the obligation, to issue (each such issuance, an “Advance”) to Yorkville, and Yorkville has the obligation to subscribe for, up to $20,000 (the “Commitment Amount”) of the Company’s common shares, from time to time during a three-year commitment period ending August 27, 2028, subject to certain conditions, including trading volume thresholds and the Company having in place an effective registration statement for the resale by Yorkville of the common shares to be issued under the SEPA. The SEPA does not require Yorkville to subscribe for or acquire any common shares under the SEPA if those common shares, when aggregated with all other common shares beneficially owned by Yorkville and its affiliates, would result in Yorkville and its affiliates (on an aggregated basis) beneficially owning more than 4.99% of the then outstanding voting power or number of common shares. Under each Advance, the Company may issue common shares to Yorkville at a price equal to either (i) 96% of the daily VWAP during a one-day pricing period or (ii) 97% of the lowest daily VWAP during a three-day pricing period, at the Company’s election. As of September 30, 2025, no Advances had been made under the SEPA.
In connection with the SEPA, the Company paid to Yorkville a structuring and due diligence fee in the amount of $25. In addition, the Company has agreed to pay a commitment fee equal to 1% of the Commitment Amount as follows: half due at execution of the SEPA, and the remaining half due at the earlier of (i) $10,000 worth of Advances or (ii) the 6-month anniversary of the execution of the SEPA. At each due date, the Company shall have the option, at its discretion, to pay all or a portion of the commitment fee then due by the issuance of such number of common shares that is equal to the applicable portion of the commitment fee divided by the average of the daily VWAPs of the Company’s common shares during the three trading days immediately prior to the applicable due date. Upon the execution of the SEPA, the Company issued 45,249 common shares to Yorkville in satisfaction of the first half of the commitment fee.
The accounting of the SEPA, which, subject to its terms and conditions, gives the right to the Company to require Yorkville to purchase common shares from the Company (“put right”), was assessed in accordance with the Company’s policy for contracts in its own equity (see Note 2 “Significant Accounting Policies and Recent Accounting Pronouncements” herein) and it was determined that the SEPA is an equity-linked instrument that does not qualify for equity classification. Accordingly, the put right was measured at fair value on the agreement date and remeasured as of September 30, 2025. The Company analyzed the terms of the freestanding put right and concluded that its fair value was de-minimis at both measurement dates. Issuance costs directly attributable to the SEPA in the amount of $450 were immediately recognized in “interest and finance costs” in the accompanying unaudited interim consolidated statement of loss.
As of September 30, 2025, no Advances had been made under the SEPA and the full Commitment Amount of $20,000 remained available to the Company.

9.	Earnings/(Loss) per common share:

All common shares issued have equal rights and participate in dividends. Profit or loss attributable to common shareholders is adjusted by the contractual amount of dividends on Series A Preferred Shares. Diluted (loss)/earnings per common share, if applicable, reflect the potential dilution that could occur if potentially dilutive instruments were exercised, resulting in the issuance of additional shares that would then share in the Company’s net (loss)/income.

	Nine-month periods ended
	September 30, 2025	September 30, 2024
Net (loss) / income	$(3,616)	$562
Cumulative dividends on Series A Preferred Shares	(2,124)	(526)
Net (loss) / income attributable to common shareholders	$(5,740)	$36
Divided by: Weighted average number of common shares, basic and diluted	1,721,709	13,896
(Loss)/Earnings per common share, basic and diluted	$(3.33)	$$2.59

Securities that could potentially dilute basic earnings per common share in the future that were not included in the above computation of diluted earnings per common share, because to do so would have anti-dilutive effect, are (i) the First Representative’s Warrant, (ii) the Placement Agent’s Warrant, (iii) the Class A Warrants and (iv) the Series A Preferred Shares (see Note 8 “Capital Structure” herein).

10.	Financial Instruments and Fair Value Disclosures:

Credit risk. Financial instruments which potentially subject the Company to significant concentrations of credit risk, consist principally of trade receivables, amounts due from the manager, and cash and cash equivalents. The Company limits its credit risk by performing ongoing credit evaluations of its counterparties’ financial condition and by collecting its trade receivables mainly in advance. The Company generally does not require collateral for its trade receivables, but when considered necessary it may pursue additional securities and guarantees from its customers. Also, the Company places its cash and cash equivalents with established financial institutions and performs periodic evaluations of the relative credit standing of those financial institutions.

Fair value. The carrying values of the Company’s trade receivables, amounts due from/to the manager, accounts payable, and accrued liabilities, approximate their respective fair values due to the short-term nature of these financial instruments. Cash, cash equivalents and restricted cash are considered as Level 1 items in accordance with the fair value hierarchy. The recorded value of the Company’s long-term debt is a reasonable estimate of its fair value as it bears interest at a variable rate based on SOFR, which is observable at commonly quoted intervals for the full term of the long-term debt. Therefore, long-term debt is considered as a Level 2 item in accordance with the fair value hierarchy.
Estimating fair values of asset or liability classified financial instruments requires the development of estimates that may, and are likely to, change over the duration of the instrument with related changes in internal and external market factors. In addition, option-based techniques are highly volatile and sensitive to changes in the trading market price of the Company’s common shares.
In estimating the fair value of the Class A Warrants, the Company considered their features, including their immediate exercisability, the holders’ cashless exercise option and the maximum underlying common shares, and determined it is appropriate to value them through Level 1 inputs, namely the quoted closing market price of the Company’s common shares on each measurement date. Accordingly, the Company initially recognized the Class A Warrants at an estimated fair value of $46,269. The excess of such fair value over the proceeds received, amounting to $34,278, was recognized as a loss in the unaudited interim consolidated statement of loss. Substantially all of the Class A Warrants were exercised between February 11, 2025, and March 27, 2025, and from the non-recurring fair value measurements during that period, the Company recorded (i) a gain on settlement of $3,945 and (ii) a net gain from changes in fair value of $29,796. The gain from the recurring measurement of the fair value of the outstanding Class A Warrants as of March 31, 2025, June 30, 2025, and September 30, 2025, and the fair value of the outstanding Class A Warrants as of the same dates were not material. The net effect of the above fair value measurements during the nine-month period ended September 30, 2025, was a loss of $537.

11.	Taxes:

Marshall Islands tax considerations. Icon and all of its subsidiaries are incorporated under the laws of the Republic of Marshall Islands and are not subject to income taxes in the Republic of Marshall Islands.

Taxation on United States Source Income. Pursuant to Section 883 of the Internal Revenue Code of the United States (the “Code”), U.S. source income from the international operation of ships is generally exempt from U.S. Federal income tax on such income if the company meets the following requirements: (a) the company is organized in a foreign country that grants an equivalent exception to corporations organized in the U.S. and (b) either (i) more than 50 percent of the value of the company’s stock is owned, directly or indirectly, by individuals who are “residents” of the company’s country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the U.S. (the “50% Ownership Test”) or (ii) the company’s stock is “primarily and regularly traded on an established securities market” in its country of organization, in another country that grants an “equivalent exemption” to U.S. corporations, or in the U.S. (the “Publicly-Traded Test”). For the purposes of the Publicly-Traded Test, the regulations provide that the stock of a foreign corporation will be considered to be “primarily traded” on an established securities market in a country if the number of shares of each class of stock used to satisfy the Publicly-Traded Test that is traded during the taxable year on all established securities markets in that country exceeds the number of shares in each such class that is traded during that year on established securities markets in any other single country. Furthermore, the stock of a foreign corporation will be considered “regularly traded” if one or more classes of its stock representing 50% or more of its outstanding shares, by total combined voting power of all classes of stock entitled to vote and by total combined value of all classes of stock, are listed on one or more established securities markets.
The jurisdictions where Icon and its subsidiaries are incorporated grant an equivalent exemption to United States corporations. The Company believes that it will satisfy the 50% Ownership Test for the 2025 and 2024 taxable year and expects to satisfy the substantiation and reporting requirements to claim the respective benefits. Therefore, the Company intends to take the position that it is exempt from U.S. federal income tax under Section 883 of the Code during the 2025 and 2024 taxable year. However, there can be no assurance that the Company will continue to satisfy the requirements of the 50% Ownership Test in future taxable years.

12.	Subsequent Events:

Shares issued under the SEPA. Subsequent to the end of the reporting period and through the date these unaudited interim condensed consolidated financial statements were issued, the Company issued 1,219,521 common shares pursuant to Advances under the SEPA for aggregate net proceeds of $1,397. Following such issuances, the Company had 3,450,000 issued and outstanding common shares.